UTEC, Inc Take your business to the next level with UTEC

November 10, 2009

Melinda Hooker
Staff Accountant
Securities and Exchange Commission
Washington D.C. 20548

Mail Stop 4631

Re: SEC file No. 000-53241

Dear Ms. Hooker:

This letter is in response to your comment letter dated November 5, 2009 with regard to the Form 8K filing of UTEC, Inc, a Nevada corporation ("Company") filed on November 4, 2009.

1.	The Form 8K/a has been amended to include the disclosures required by Item 304(a)(2).
2.	The letter from the former accountants has been filed as Exhibit 16.1 with the Form 8K/a filed this date.

The Company acknowledges that:

-it is responsible for the adequacy and accuracy of the disclosure in the filings;
-the disclosures in the response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
-the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Ken Liebscher
Ken Liebscher
Secretary/Director

7230 Indian Creek Ln., Ste 201, Las Vegas, NV 89149
Tel:  702-335-0356 ◦  http://utec-corp.com